Filed by Provident New York Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sterling Bancorp

(Commission File No. 001-05273)

Growing Presence in Greater New York City Market

Pending Merger with Sterling Bancorp

Total Deposits – Greater NYC Market

($ in millions)
$ 3,000
2,000
1,000
0
6/30/12
9/30/12
12/31/12
3/31/13
PBNY
STL (1)

Total Loans – Greater NYC Market

($ in millions)
$ 2,000
1,500
1,000
500
0
6/30/12
9/30/12
12/31/12
3/31/13
PBNY
STL (1)

(1) Sterling data as of December 31, 2012.

Growing Presence in Greater New York City Market Pending Merger with Sterling Bancorp Announced on April 4, 2013 Expected closing date in Q4 2013 (calendar) Integration planning underway Regulatory and shareholder approvals in process Goal of creating high performing regional bank with differentiated strategy Achieves top 10 market position among in-market regional banks (by deposits) Increases scale and diversification Sterling data as of December 31, 2012. ($ in millions) ($ in millions) Total Deposits – Greater NYC Market Total Loans – Greater NYC Market (1) (1) $ $

Strong core earnings Growing pipeline of new business Continued focus on expense management Continued improvement in credit quality Strong capital ratios and liquidity Sterling merger is a great opportunity to expand, grow and increase efficiency Strategy is working — Execution is the Key Second Quarter Summary

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Provident New York Bancorp’s (“Provident”) expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction (the “merger” or the “transaction”) involving Sterling Bancorp (“Sterling”) and Provident, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Provident nor Sterling assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Provident’s and Sterling’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements: changes in market interest rates and general and regional economic conditions; changes in government regulations and regulatory oversight; changes in the value of goodwill and intangible assets; changes in the quality or composition of the loan and investment portfolios; potential breaches of information security; competition from banks and non-banking companies; ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional Information for Stockholders

In connection with the proposed merger, Provident will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Provident and Sterling will mail the joint proxy statement/prospectus to their stockholders.  STOCKHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor

Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident’s and Sterling’s stockholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on January 10, 2013.  Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.